

October 14, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: ETF Series Solutions
        Issuer CIK: 0001540305
        Issuer File Number: 333-179562 / 811-22668
        Form Type: 8-A12B
        Filing Date: October 14, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Aptus April Buffer ETF, Aptus January Buffer ETF, Aptus July Buffer ETF and Aptus October Buffer ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications